Exhibit 99.1

Press Release

Eltek Appoints Tomer Segev as New Vice President of Marketing and Sales

Petach Tikva, Israel, September 9, 2024 - Eltek Ltd. (NASDAQ: ELTK), a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards, is pleased to announce the appointment of Tomer Segev as its new Vice President of Marketing and Sales, effective immediately.

With over 20 years of experience in the technology and electronics industries, Tomer Segev brings a wealth of knowledge in driving global sales growth, executing strategic marketing initiatives, and expanding market presence. He will oversee Eltek’s global sales operations, lead the marketing team, and play a pivotal role in expanding the company’s footprint across key markets.

"We are excited to welcome Tomer to the Eltek leadership team," said Eli Yaffe, CEO of Eltek. "His proven track record of building high-performance teams and driving significant revenue growth will be instrumental as we continue to innovate and deliver high-quality PCBs to our clients around the world. Tomer’s leadership will help us strengthen our position in the industry and accelerate our growth strategy. "

Prior to joining Eltek, Tomer held senior leadership roles at several prominent global technology companies, including PCB Technologies, Camtek, Orbotech, and KLA. In these positions, he excelled in sales and marketing, business management, and business development. Tomer holds a B.Sc. in Physics and Materials Engineering from the Technion and an MBA from the Kellogg-Recanati Executive MBA program of Northwestern University and Tel Aviv University.

"I am thrilled to join Eltek and contribute to the company’s growth and success in this rapidly evolving market," said Tomer Segev. "I look forward to working with the talented team at Eltek to continue delivering cutting-edge solutions and unparalleled service to our customers."

About Eltek

Eltek – ”Innovation Across the Board”, is a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards (PCBs) and is an Israeli leading company in this industry. PCBs are the core circuitry of most electronic devices. Eltek specializes in the manufacture and supply of complex and high-quality PCBs, HDI, multilayered and flex-rigid boards for the high-end market. Eltek is ITAR compliant and has AS-9100 and NADCAP electronics certifications. Its customers include leading companies in the defense, aerospace and medical industries in Israel, the United States, Europe and Asia.

Eltek was founded in 1970. The Company’s headquarters, R&D, production and marketing center are located in Israel. Eltek also operates through its subsidiary in North America and by agents and distributors in Europe, India, South Africa and South America.

For more information, visit Eltek's web site at www.nisteceltek.com

Forward Looking Statement

Some of the statements included in this press release may be forward-looking statements that involve a number of risks and uncertainties including, but not limited to expected results in future quarters, the impact of the Coronavirus on the economy and our operations, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company’s Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission. Any forward-looking statements set forth in this press release speak only as of the date of this press release. The information found on our website is not incorporated by reference into this press release and is included for reference purposes only.

Investor Contact

Ron Freund
Chief Financial Officer
Investor-Contact@nisteceltek.com
+972-3-939-5023